THE COAST DISTRIBUTION SYSTEM, INC.

350 Woodview Avenue

Morgan Hill, California

(408) 782-6686

December 6, 2005

Division of Corporation Finance	VIA EDGAR
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

Attention: David R. Humphrey, Branch Chief

Re:	The Coast Distribution System, Inc. (File No. 001-09511)
Form 10K for the fiscal year ended December 31, 2004

Ladies and Gentlemen:

Set forth in the attachment to this letter are the detailed responses of The Coast Distribution System, Inc. ( “Coast Distribution”) to the comments of the Staff of the Securities and Exchange Commission (the “Staff”) relating to Coast Distribution’s Annual Report on Form 10-K for its fiscal year ended December 31, 2004 (the “10-K” or the “Report”). The Staff’s comments are contained in a letter from the Staff dated November 14, 2005 (the “Comment Letter”).

We believe, and after reviewing our responses we think that the Staff will concur, that no amendment to the 2004 10-K is necessary, because the changes that would be made to the 2004 10-K in response to the Staff comments do not materially change the disclosures in that Report. However, as indicated in our responses, we will include in our future filings, beginning with our Form
10-K for the fiscal year ending December 31, 2005, changes that are responsive to the Staff’s comments to the extent that such disclosures are pertinent.

This is also to confirm the Company’s understanding that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the 2004 10-K;

•	Staff comments, or changes to disclosure in response to staff comments, do not foreclose the Commission from taking any action with respect to 2004 10-K; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or would like to discuss these responses with us, we would ask that you contact our legal counsel, Ben A. Frydman, of Stradling Yocca Carlson & Rauth, whose phone number is (949) 725-4150 or Sandra A. Knell, Executive Vice President and Chief Financial Officer, whose phone number is (408) 782-6686, ext. 167.

Sincerely

/s/ THOMAS R. MCGUIRE
Thomas R. McGuire, Chairman
and Chief Executive Officer

cc:	Sandra A. Knell
Ben A. Frydman

RESPONSES OF THE COAST DISTRIBUTION SYSTEM, INC. TO THE COMMENT LETTER,

DATED NOVEMBER 14, 2005, FROM THE STAFF OF THE SECURITIES AND EXCHANGE COMMISSION

RELATING TO THE COAST DISTRIBUTION 2004 FORM 10-K

Management’s Discussion & Analysis

Results of Operations – Page 12

1.	PURSUANT TO FR-72, YOU SHOULD CONSIDER REVISING THE DISCLOSURES IN MD&A WITH RESPECT TO THE FOLLOWING GENERAL AREAS:

•	THE OVERALL PRESENTATION OF MD&A, WITH A PARTICULAR FOCUS ON PROVIDING AN EXECUTIVE LEVEL OVERVIEW; AND

•	THE FOCUS AND CONTENT OF MD&A (FOCUS ON MATERIAL INFORMATION, IDENTIFICATION AND DISCLOSURE OF KNOWN TRENDS AND UNCERTAINTIES, DISCUSSION AND ANALYSIS OF BOTH PAST AND PROSPECTIVE FINANCIAL MATTERS).

In response to the Staff’s comment regarding the addition of an executive-level overview, we respectfully submit that MD&A in the 2004 10-K already includes such an overview, in the first two subsections of “Results of Operations” entitled, respectively, “Factors Generally Affecting Sales of RV and Boating Products”, which begins on Page 11 of the 10-K, and “Overview of Fiscal 2004 Operating Results”, which begins on page 12 of the 10-K. That initial subsection provides an overview of (i) our business and the products we sell, (ii) the customers to whom we sell our products, and (iii) the factors that generally have the greatest impact on our results of operations, such as consumer confidence, gasoline prices, interest rates, weather conditions and geopolitical events. The subsection entitled “Overview of Fiscal 2004 Operating Results” provides an overview of our results of operations for fiscal year that is the subject of MD&A. In 2004, our results of operations were affected primarily by the factors that were discussed in the preceding subsection entitled “Factors Generally Affecting Sales of RV and Boating Products” and, for that reason, the discussion of the factors particular to 2004 was relatively brief. However, if there had been additional factors or events, particular to 2004, that had materially affected our results of operations for that year, those factors or events would have been discussed in this overview. As an example, the MD&A in our Form 10-Q for the quarter ended June 30, 2005, contains a corresponding section (entitled “Overview of Operating Results – Three and Six Months Ended June 30, 2005 vs. Three and Six Months Ended June 30, 2004”) that discusses certain factors and trends, particular to the quarter and six months then ended, that had affected our operating results in those periods.

In response to this comment, however, commencing with our Form 10-K for the fiscal year ending December 31, 2005, we will move the subsections entitled “Factors Generally Affecting Sales of RV and Boating Products and Overview of Fiscal 2005 Operating Results” into a single Section that will be entitled “Executive Overview” and will be located at the beginning of MD&A.

Since the information that would have been included in a separate “Executive Overview” section was already included, at the beginning of the Result of Operations Section of MD&A in our 2004 10-K, and the addition of such a Section in the 2004 10-K would not materially change the disclosures in that Report, it is respectfully submitted that we should not be required to amend our 2004 10-K in response to this comment.

WHERE CHANGES IN REVENUE AND GROSS MARGIN RESULTS ARE ATTRIBUTED TO MORE THAN ONE FACTOR, PLEASE REVISE TO QUANTIFY THE IMPACT OF EACH FACTOR WHERE PRACTICABLE. FOR EXAMPLE, YOU STATE THAT THE INCREASE IN REVENUES DURING 2004 IS A RESULT OF INCREASED DEMAND FOR RV PRODUCTS, INCREASED DEMAND FOR COAST PROPRIETARY PRODUCTS, AND IMPROVEMENTS IN SERVICE LEVELS. YOU ALSO NOTE THAT GROSS MARGIN INCREASED DUE TO A CHANGE IN THE MIX OF PRODUCTS, PRICE INCREASES, CONTINUED STRENGTHENING OF THE CANADIAN DOLLAR, AND LOWER AVERAGE COSTS DUE TO GREATER SALES VOLUME. IN ADDITION TO QUANTIFYING EACH OF THESE ITEMS, CONSIDER DISCUSSING HOW THESE IMPROVEMENTS WERE ACHIEVED AND WHETHER YOU EXPECT THESE TRENDS TO CONTINUE.

Quantification of Changes in Net Revenues. Coast Distribution sells products to over 15,000 customers, none of whom accounts for a material portion of our revenues and we do not have one or even a few products that account for a significant percentage of our sales. Additionally, customer orders are received and filled on a daily basis pursuant to individual purchase orders and, therefore, we have no backlog. As a result, changes in our revenues are rarely attributable to discrete events or factors that are particular to our business, such as the loss of or a decline in purchases by a large customer or a change in pricing on a product line that might account for a significant percentage of our sales. Instead, as we disclosed in our 2004 10-K, our sales are primarily affected by the buying predilections of millions of consumers to whom our aftermarket customers sell our products; and purchases by consumers of our products are, in turn, primarily affected by macro-economic conditions, such as the movement of interest rates and gasoline prices and the vagaries of weather conditions, that affect the usage and purchases of RVs and boats by consumers. Those conditions, moreover, sometimes overlap, such that an increase or decrease in our sales in a given period may be, and often is, caused by a combination of conditions, such as increases in interest rates, rising gasoline prices and adverse weather conditions or, in other instances, may offset each other to various extents. As a result, there is no way for us to determine how much one or the others of these macro-economic factors may have accounted for a change in our revenues or even which of these factors was more, or the most, significant. Therefore, it is not possible to quantify or prioritize the effects of each of these conditions or events on our net revenues and any attempt to do so would be guesswork at best.

Quantification of Changes in Gross Margin. The quantification of the significance of factors that affect gross margin also present similar difficulties. We sell more than 20,000 products, with differing costs and price points, that we purchase from over 500 suppliers. Complicating matters further are changes (i) that occur in the costs to us of the products that we purchase due to periodic price increases that are instituted or discounts or special promotions that we receive from our suppliers, and (ii) in the prices we charge our customers for the products we sell to them due to periodic price increases that we implement or discounts and special promotions that we offer them from time-to-time on selected products, most often in response to changes in market conditions. Additionally, the mix of products we sell and the volume of our unit sales change from day to day, depending on the volume of daily purchase orders that we receive from our customers, whose product needs are determined by the type and volume of products being purchased from them by consumers. Due to the number and variability of the factors that affect our gross margins, any attempt to quantify the extent to which, or to prioritize, the myriad of different factors that were the causes of changes in our gross margin in a particular period would require undue effort and expense that we believe would far outweigh the value of the resulting information to investors. While it is true that certain factors may be more easily quantifiable, we believe that the information regarding those factors would not be particularly useful to investors, because we are unable to quantify or prioritize, with accuracy, the significance of other important factors, such as changes in pricing and in the mix of products we sell, in relation to the changes that occur in our gross margins.

Liquidity and Capital Resources – Page 14

2.	IN ACCORDANCE WITH REGULATION S-K, ITEM 202 (a)(5), PLEASE PROVIDE A TABULAR PRESENTATION OF YOUR KNOWN CONTRACTUAL OBLIGATIONS.

As requested, we will include in our Form 10-Ks, beginning with our fiscal 2005 10-K, a tabular presentation of our known contractual obligations. It is respectfully submitted, however, that the information regarding our known contractual obligations which would have been included in such a table, had it been so presented in our 2004 10-K, already is contained in the MD&A Section of our 2004 10-K and, therefore, the inclusion of such a table would not materially change or add to the disclosures in our 2004 10-K. Our known contractual obligations consist almost entirely of (i) our operating lease obligations which, in the aggregate, are less than 10% of our current assets, and (ii) our payment obligations with respect to borrowings under our revolving bank credit line. We included in MD&A, at Page 15 of our 2004 10-K, a tabular presentation of our operating lease obligations. That means that the only additional information regarding our known contractual obligations that was not presented in tabular form in MD&A relates to our payment obligations in respect of borrowings under our credit line (which has been in continuous existence since 1985). However, a tabular presentation of our credit line obligations is set forth in Note D to our consolidated financial statements included in the 2004 10-K. In addition, those payment obligations are described, succinctly, but also in considerable detail, in the first two paragraphs of the Section of MD&A entitled “Liquidity and Capital Resources”. In fact, those two paragraphs contain far more useful information about our credit line obligations than would have been included had we presented information about those obligations in the tabular form called for by Regulation S-K, Item 202 (a)(5). For these reasons, it is respectfully submitted that no amendment to the 2004
10-K should be required to present this information in tabular form.

3.	PLEASE ADD DISCLOSURE WITH RESPECT TO ANY MATERIAL UNUSED SOURCES OF LIQUIDITY. SEE ITEM 303(a)(1) OF REGULATION S-K.

As we disclosed in the “Liquidity and Capital Resources” section of MD&A, the Company’s material unused source of liquidity consists of unused borrowing availability under our revolving bank credit line. While it is possible to disclose the amount of the unused availability at a period end or as of any given date, it is respectfully submitted that the disclosure of that information would not be meaningful to investors in assessing the Company’s financial condition or sources of cash, because that availability fluctuates on a daily basis, depending on the amounts of new accounts receivable generated from sales to customers, payments received on outstanding accounts receivable and disbursements made to vendors, each day. Moreover, due to the daily fluctuations in those amounts, the disclosure of the amount of borrowing availability on a given date could actually distort the levels of utilization and the unused availability under our credit line. It is for these reasons that we did not include the amount of unused availability in our 2004 10-K and it is the basis for our belief that such information should not be included in our future Form 10-Ks, as well.

Item 7A Quantitative and Qualitative Disclosures about Market Risk – page 18

4.	GIVEN THAT APPROXIMATELY 24% OF YOUR DEBT IS DENOMINATED IN CANADIAN CURRENCY AND INTEREST EXPENSE APPEARS MATERIAL IN RELATION TO YOUR OPERATING RESULTS, PLEASE PROVIDE QUANTITATIVE INFORMATION ABOUT CURRENCY EXCHANGE AND INTEREST RATE RISK IN ACCORDANCE WITH ONE OF THE THREE DISCLOSURE ALTERNATIVES OUTLINED IN REGULATION S-K, ITEM 303(A).

As requested, we will provide quantitative information about currency exchange and interest rate risk in accordance with one of the three disclosure alternatives outlined additional in Regulation S-K, Item 303(a). However, for the reasons set forth below, we respectfully propose to include that information beginning with our fiscal 2005 10-K that we will be filing with the Commission in March 2006, rather than in the 2004 10-K. Our Quarterly Reports on Form 10-Q for the first three quarters of fiscal 2005 disclose our interest expense for each of those quarterly periods and for the first nine months of fiscal 2005 in comparison to the interest expense that we incurred in the same corresponding periods of fiscal 2004. As a result, investors already have information regarding the actual effects of changes in interest rates on our operating results for the first nine months of 2005. For this reason, it is respectfully submitted that the inclusion, at this time, in our 2004 10-K of information determined at the beginning of 2005 regarding the pro forma effects that changes in interest rates might have on our interest expense would be of little, if any, use to investors. We also believe that the addition, at this time, in the 2004 10-K of pro forma information, determined at the beginning of 2005, regarding the impact that changes in currency rates might have on our Canadian debt also would not be useful to investors or add information of a material nature to our 2004 10-K. Finally, since we are within four weeks of the end of 2005 and will be filing our 2005 10-K in March, we believe that providing such information in future filings, beginning with our 2005 10-K, will satisfactorily address this comment.

3